 RUBICON

 MINERALS CORPORATION

NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL: RMX	MAY 14, 2003
OTCBB – SYMBOL: RUBIF	PR03-12

RUBICON MINERALS CORPORATION RELEASES 2002 ANNUAL REPORT

VANCOUVER, CANADA:  David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX Venture) is pleased to announce the release of Rubicon’s 2002 Annual Report.

If you would like to receive a copy of Rubicon’s 2002 Annual Report, please call 604.623.3333, toll free 1.866.365.4706 or send an E-mail to lizm@rubiconminerals.com.  All shareholders will automatically receive an annual report by mail along with their proxy materials for the Company’s Annual General Meeting, to be held on June 12, 2003 in Vancouver, BC, Canada.

Selected Financial Information – Year ended December 31, 2002

(for the complete audited financial statements, see the Company’s Audited Financial Statements in its 2002 Annual Report)

During the year ended December 31, 2002, the Company’s overall exploration and acquisition expenditures were $9.75 million (2001 - $2.05 million), of which $2.54 million, or 26% was funded by partners (2001 - $1.13 million or 55%).  The 2002 expenditures included acquisition costs of $2.2 million for the McFinley gold project in Red Lake, Ontario, of which $1.43 million was in cash payments and legal costs with the balance in share issuance costs.  Exploration in 2002 included approximately 20,700 metres of drilling in seven drill programs, a significant increase from 2001 (4100 metres in three programs).  The 2002 exploration expenditures included $609,700 in flow-through expenditures (2001 - $500,000).

The resulting loss of $1,102,112 or $0.04 per share for 2002 is inclusive of general and administrative charges and non-cash charges attributed to partial and full property write-offs (2002 - $171,358) and stock-based compensation (2002 - $145,355).  The Company’s exploration budget for 2003 is forecast to be a minimum of $7,000,000 with approximately 42% being contributed by partners.  The Company does not have any current plans to raise additional equity capital in 2003 beyond the $6.0 million financing that closed in March 2003.

Stock Option Plan

Rubicon Minerals Corporation announces that it has adopted a Stock Option Plan in accordance with TSX Venture Exchange Policy 4.4 which requires all Issuers (other than CPC’s) to implement a Stock Option Plan. The Plan is subject to acceptance for filing by the TSX Venture Exchange and to shareholder approval at the annual and extraordinary general meeting of the members to be held on June 12, 2003. In order to provide incentive to employees, directors, officers and consultants, the directors have adopted a Stock Option Plan for the Company, authorizing the granting of stock options to qualified optionees to purchase in the aggregate 6,130,225 Common shares (approximately 15% of the issued capital) which includes 3,140,000 Common shares presently reserved for issue for outstanding stock options.

RUBICON MINERALS CORPORATION

David W. Adamson
_________________________________

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations  Toll free: 1.866.365.4706  E-mail: bcavalluzzo@rogers.com

Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC  CANADA  V6E 4A6

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.